

02005365

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-24050

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Credit Agricole Indosuez Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 3rd Avenue, 8th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nat Minucci **(646) 658-2509**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*


ANDERSEN

CREDIT AGRICOLE INDOSUEZ SECURITIES, INC.
(filed as public information)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
TOGETHER WITH AUDITORS' REPORT



CRÉDIT AGRICOLE INDOSUEZ SECURITIES, INC.

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Debt.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provisions under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Credit Agricole Indosuez Securities, Inc.:

We have audited the accompanying statement of financial condition of Credit Agricole Indosuez Securities, Inc. (a Delaware corporation and a wholly owned subsidiary of Indosuez North America Holdings, Inc.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of Credit Agricole Indosuez Securities, Inc. management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Agricole Indosuez Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 2, 2002

CREDIT AGRICOLE INDOSUEZ SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 3,751,353
RECEIVABLES:	
Due from brokers, dealers and clearing organizations	973,920
Due from customers	3,622,293
RECEIVABLES FROM AFFILIATES	1,475,040
SECURITIES OWNED, at market value	27,901,076
SECURED DEMAND NOTES	41,000,000
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $512,444	744,991
OTHER ASSETS	439,529
Total assets	$ 79,908,202

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payables-	
Due to brokers and dealers	$ 5,195,340
Accounts payable, accrued expenses and other liabilities	6,618,255
	11,813,595
SUBORDINATED DEBT	49,000,000
Total liabilities	60,813,595
STOCKHOLDERS' EQUITY:	
Common stock, no par value; authorized 1,000 shares; 2 shares issued and outstanding	20,194,985
Retained earnings	(1,100,378)
Total stockholders' equity	19,094,607
Total liabilities and stockholders' equity	$ 79,908,202

The accompanying notes are an integral part of this statement.

CREDIT AGRICOLE INDOSUEZ SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Credit Agricole Indosuez Securities, Inc. (the "Company"), successor to Indosuez Capital Securities, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Indosuez North America Holdings, Inc., which itself is a wholly owned subsidiary of Credit Agricole Indosuez ("CAI"). CAI is a wholly owned subsidiary of Credit Agricole SA.

On January 1, 1999, Indosuez Capital Securities and Credit Agricole Securities, Inc. ("CASI"), both Delaware corporations, entered into a merger agreement to form the Company. Effective January 1, 1999, the combined entity was renamed Credit Agricole Indosuez Securities, Inc. The Company currently has 1,000 authorized shares of common stock, without par value, of which two shares are issued and outstanding.

The Company markets foreign securities for United States ("U.S.") and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in U.S. securities on behalf of U.S. and foreign institutional customers on a fully disclosed basis through a registered U.S. broker-dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and commissions are recorded on a trade date basis. Securities owned are stated at book value plus accrued interest.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over three to seven years. Amortization of leasehold improvements is provided using the straight-line method over the remaining life of the lease.

Amounts due to and from affiliates, brokers and dealers representing unsettled securities transactions are denominated in foreign currencies and have been translated at year-end foreign exchange rates. Commissions receivable denominated in foreign currencies have been translated at year-end exchange rates.

Cash and cash equivalents are defined as cash and short-term, highly liquid investments with a maturity of three months or less when purchased.

The preparation of the financial statement requires management to make estimates and assumptions that affect the reported amounts in the financial statement. In the opinion of management, any differences between these estimates and actual results will not be material to the financial position of the Company.

3. RELATED PARTY TRANSACTIONS

During 1997, the Company entered into service agreements (the "Agreements") with its foreign affiliates (Credit Agricole Indosuez Cheuvreux and Indosuez W.I. Carr Securities Limited). Under the Agreements, for all services rendered by the Company to its affiliates, the Company will receive an annual agency facilitation fee at an agreed rate, based on trading volume.

CAI pays all employee compensation and benefits expenses of the Company. The Company reimburses CAI for such expenses incurred on the basis of specific identification or allocation. The balance due to CAI as of December 31, 2001, is $292,318.

CREDIT AGRICOLE INDOSUEZ SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

4. DUE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS, AND DUE TO BROKERS AND DEALERS

The components of due from brokers, dealers and clearing organizations and due to brokers and dealers as of December 31, 2001, are as follows:

Due from brokers, dealers and clearing organizations:	
Rebate receivable on securities borrowed	$ 624,540
Clearing broker receivable	210,252
Dividends receivable	139,128
	$ 973,920
Due to brokers and dealers:	
Rebate payable on securities loaned	$ 1,107,798
Clearing broker payable	225,138
Dividends payable	240,111
Securities failed to receive	3,622,293
	$ 5,195,340

5. DUE FROM AND DUE TO CUSTOMERS

Due from and due to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

6. CONCENTRATION OF CREDIT RISK

In the course of its equity and fixed income business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for U.S. and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission from U.S. institutional customers. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

7. SUBORDINATED DEBT

The Company has one subordinated loan agreement ("loan") with the New York Branch of CAI. There is an $8,000,000 loan bearing interest at the London Interbank Offered Rate ("LIBOR") plus .25% per annum. This loan matures on November 30, 2002.

The Company also has three secured demand note collateral agreements ("notes") with CAI. There are two $20,000,000 notes which mature on November 30, 2004. There is also one note for $1,000,000, which matures on November 30, 2002. Each note bears interest of .25% per annum. The notes are carried at cost, and the market value of the collateral for these notes approximated $83,360,000 at December 31, 2001.

The subordinated borrowings are covered by agreements approved by the NASD and are, therefore, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule

(Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are estimated to be paid or recovered.

The Company is part of a federal consolidated tax filing. The Company files a combined New York State and New York City tax filing with its other U.S. affiliates.

9. COMMITMENTS AND CONTINGENCIES

The Company's investments are involved in certain disputes arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the resolution of such matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company or the Company's investments. As these matters continue to proceed through the process, to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

10. EMPLOYEE BENEFIT PLANS

The Company participates in a defined benefit pension plan sponsored by CAI covering substantially all of its full-time employees. The plan provides pension benefits that are computed on the basis of annual compensation, as defined in the plan. CAI's funding policy is to meet the minimum fundings required by applicable regulations. The projected benefit obligations and the net assets available for benefits applicable to the Company are not available, since the Company's employees participate in the pension plan of CAI.

The Company also participates in a 401(k) savings plan sponsored by CAI covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100% up to a maximum of 3% of an employee's base pay. Further, the Company matches employee contributions at 50%, from 4% up to a maximum of 9% of an employee's base pay.

11. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, the Company's net capital under the Rule was $64,484,520 which exceeded the minimum requirement of $250,000 by $64,234,520.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

CREDIT AGRICOLE INDOSUEZ SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

12. SECURITIES OWNED

Securities owned consist of investment grade short-term commercial paper of $27,901,076.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments not carried at market value are short-term in nature or bear market interest rates. Accordingly, their carrying value approximates fair market value.

14. NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board released SFAS No.141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will be tested annually for impairment, but will no longer be amortized. The SFAS No. 141 and 142 provisions effective subsequent to July 2001 did not have an impact on the Company's financial statements.


ANDERSEN

February 2, 2002

To the Board of Directors and Stockholders of
Credit Agricole Indosuez Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Credit Agricole Indosuez Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 2, 2002